
March 10, 2014

Via E-mail
William P. Angrick, III
Chairman of the Board of Directors and Chief Executive Officer
Liquidity Services, Inc.
1920 L Street, N.W., 6th Floor
Washington, D.C. 20036

      Re: **Liquidity Services, Inc.**
            Form 10-K for the fiscal year ended September 30, 2013
            Filed November 21, 2013
            Form 10-Q for the quarterly period ended December 31, 2013
            Filed February 7, 2014
            File No. 000-51813

Dear Mr. Angrick:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.   We note that the Chief Executive Officer noted in the Q4 2013 earnings call and the Q1 2014 earnings call that the mix of property under the Department of Defense Surplus Contact has shifted to higher volume of lower value, smaller-size items, which require the company to rent more space, incur higher transportation and handling costs, and increase your staff size. We also note that the Chief Executive Officer notes that this is a "structural change that is likely to maintain itself through the year." Given that your

Surplus Contract accounted for approximately 30.3%, 27.2%, and 27.7% of total revenue for the fiscal years ended September 30, 2011, 2012 and 2013, respectively, please tell us what consideration you gave to discussing this trend under the overview of this section.

Liquidity and Capital Resources, page 45

2.   We note from your disclosure on page 78 that you had indefinitely reinvested undistributed foreign earnings of approximately $6.6 million as of September 30, 2013. Tell us what consideration you gave to disclosing the amount of cash held overseas and discussing the potential tax impact of repatriating funds if the Company were to require more capital in the United States. Refer to Item 303(a)(1) of Regulation S-K and Section IV of our Release 33-8350.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

3.   We note your conclusion that disclosure controls were effective to provide reasonable assurance that, among other things, material information is made known to management particularly during the period when your periodic reports are being prepared. Tell us whether this conclusion includes an assessment of whether information is accumulated and communicated to your officers to allow timely decisions regarding required disclosure, consistent with the full definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Exchange Act. Confirm you will disclose that your conclusion also includes this assessment in future filings.

Notes to Consolidated Financial Statements, page 61

4.   Tell us what consideration you gave to the disclosure requirements in ASC 280-10-50-41 related to entity-wide geographic information.

Note 1. Organization, page 61

5.   We note you indicate that you have one reportable segment. Given your recent acquisitions and changes in the mix of revenue, tell us what consideration you gave to the existence of more than one reportable segment, such as based on pricing model, seller mix, or geography. Refer to ASC 280-10-50.

Note 4. Acquisitions, page 70

6.   For each of your acquisitions during the periods presented, please tell us how you considered the disclosure requirements of ASC 805-10-50-2h to disclose the amounts of revenue and earnings of the acquiree since the acquisition and supplemental pro forma

information, including the nature and amount of any material, nonrecurring pro forma adjustments. In this regard, we note from the response to comment 10 in your letter dated March 2, 2012 that you confirmed you would provide pro forma information in future filings. If disclosure of any of the information required is impracticable, you should disclose that fact and explain why the disclosure is impracticable.

Note 12. Income Taxes, page 77

7.   Tell us the amount of foreign earnings in each period presented and what consideration was given to disclosing the components of income before income tax expense as either domestic or foreign. Refer to Rule 4-08(h)(i) of Regulation S-X.

Note 16. Quarterly Results (Unaudited), page 89

8.   Tell us what consideration you gave to the disclosure requirement in Item 302(A)(1) of Regulation S-K to provide a measure of gross profit for each of the quarters presented.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

9.   You indicate that the changes in revenue and cost of goods sold are not significant. Tell us what consideration you gave to providing a qualitative and quantitative analysis of the offsetting factors that contributed to the changes. Refer to Item 303(a)(3) of Regulation S-X and Section III.D of SEC Release 33-6835, Management's Discussion and Analysis of Financial Condition and Results of Operations.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief